489 Fifth Avenue 18th floor New York, NY 10017 Main: (212) 355-7800

August 31, 2017

VIA HAND DELIVERY AND EDGAR

Robert F. Telewicz, Jr.
Accounting Branch Chief
 Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Seritage Growth Properties Form 10-K filed March 1, 2017 Form 10-Q filed August 8, 2017 File No. 001-37420

Dear Mr. Telewicz:

On behalf of Seritage Growth Properties (“Seritage Growth Properties” or the “Company”), set forth below are the responses to the comments of the Staff of the Office of Real Estate and Commodities (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 21, 2017, regarding the Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended June 30, 2017 (the “Form 10-Q”).

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K and the Form 10-Q.  All page references in the responses set forth below refer to pages of the Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017

1.
Please revise future filings to include a discussion of the properties for which Sears Holding, Inc. (Sears) has terminated the leases, including your releasing plans and expected releasing time frame.  In your response, please clarify whether all of these properties have been included in your retenenting and redevelopment properties schedule beginning on page 34 and explain your basis for excluding certain properties from this schedule.

Response:  The Company respectfully advises the Staff that it will include a discussion of the properties for which Sears has terminated leases starting with our Form 10-Q for the period ending September 30, 2017.  The Company will also clarify that the retenenting and redevelopment properties schedule beginning on page 34 includes only those properties at which the Company has formally commenced a redevelopment project, which generally includes having a detailed project plan and one or more signed tenant leases in place.

* * * * * *

If you have any questions or require any additional information, please do not hesitate to contact our counsel, Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson, at (212) 859-8689 or at Joshua.Wechsler@friedfrank.com.

Sincerely yours, /s/ Brian Dickman

Brian Dickman Executive Vice President and Chief Financial Officer Seritage Growth Properties

Enclosures
cc:         Joshua Wechsler
              Fried, Frank, Harris, Shriver & Jacobson